

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, California 92614

> **Re:** **Pacific Premier Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 2, 2013**
> **File No. 333-187688**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 000-22193**

Dear Mr. Gardner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please provide the board books to the staff.

Cover Page

2. Revise to provide the maximum number of shares that will be issued in connection with the merger.

Questions and Answers

Will I have dissenters' rights …, page 2

3. Revise to add a brief description of what is required to perfect dissenters' rights before the cross-references.

Summary

Recent Developments…, page 7

4. Revise to describe the consideration paid for FAB, e.g., x dollars and/or x shares of stock.

Termination Fee, page 17

5. We note your disclosure that SDTB must pay a termination fee of $1.75 million if the merger agreement is terminated under specific circumstances. Please revise to indicate if each of the circumstances described on page 16 will trigger the termination fee.

SDTB's Directors and Officers Have Some Interests in the Merger…, page 17

6. Please file the confidentiality, non-competition and non-solicitation agreement between the Bank and Michael E. Perry as well as the employment agreement between the Bank and James T. Reschan as exhibits to the proxy statement/prospectus. In the alternative, please explain why you believe you are not required to do so.

7. Please revise the second bullet to describe Mr. Reschan's anticipated job title and role with the Bank. In addition, revise the proxy statement/prospectus to provide the information required by Item 18(a)(7) of Form S-4, or explain why you are not required to do so.

8. We note that Mr. Perry will receive compensation based on a number of components as a result of the merger. Please revise to include a table showing all of the elements of compensation that he will receive, including the aggregate amount that he will receive upon the completion of the merger and on a deferred basis. Please make corresponding changes throughout the proxy statement/prospectus, as appropriate.

Unaudited Comparative Per Share Data, page 27

9. Please revise the table on page 28 to include separate columns for each of the historical and pro forma per share data of Pacific Premier and the historical and equivalent pro forma per share data of SDTB. Refer to Item 3(f) of Form S-4.

10. Revise to include the information required by Item 3(g) of Form S-4.

Risk Factors

Because the market price of Pacific Premier common stock will fluctuate…, page 30

11. We note your disclosure in your Form 10-K for the year ended December 31, 2012 that there has historically been a relatively low trading volume for your common stock and that your stock does not have an active trading market. Revise to include this information in this section of the proxy statement/prospectus and in "Market for Common Stock and Dividends" on page 88.

The Merger

Background of the Merger, page 41

12. Please revise to clarify what you mean by a "sequential approach" on page 42.

Material Federal Income Tax Consequences, page 78

13. It appears that counsel has provided a short form tax opinion as Exhibit 8.1 to the proxy statement/prospectus. Therefore, please revise this section to delete language describing the discussion as a summary of the material tax consequences. In addition, revise the first full paragraph on page 2 of Exhibit 8.1 to make clear that the tax consequences section in the proxy statement/prospectus is the opinion of counsel. For more information refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

Description of Pacific Premier Capital Stock, page 122

14. You may not qualify this discussion by reference to the listed sources. Revise to state that all material terms have been discussed.

Form 10-K for the Year Ended December 31, 2012

Item 1A. Risk Factors

15. Revise future filings to state that the discussion includes all material risks presently known.

Item 3. Legal Proceedings

16. We note that the most recent information you have provided with respect to the class action lawsuit described in the first paragraph of this section is as of August 2006. With a view towards additional disclosure in future filings, please explain whether there have been any updates, and describe the current status of the litigation.

Item 8. Financial Statements of Pacific Premier Bancorp, Inc.

Note 4. Loans Held for Investment

17. Please revise future filings to include a discussion of the credit risks relevant to each portfolio segment. Refer to ASC 310-10.

Note 15. Fair Value of Financial Instruments

18. Please tell us and revise future filings to disclose the basis for identifying loans held for investment and OREO as level 2 assets under the fair value hierarchy. It appears to us that significant unobservable information and estimates are relied on in determining the fair value of these assets, implying a level 3 classification.

Item 11.Executive Compensation

19. We note that the information in response to Items 402(k) and 407(e)(4) of Regulation S-K, which are required to be included in this section, have been included under Item 10 of your Form 10-K. Please confirm that you will revise future filings to include the disclosure under the Item in which it is required.

Summary Compensation Table

20. Please explain why you have not identified a fifth named executive officer pursuant to Item 402(a)(3)(iii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Indebtedness of Management

21. Please confirm, and revise future filings to state, that no related person participated in a transaction that would require disclosure in response to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney

cc: Via E-mail
        Jeffrey Haas
        Patton Boggs LLP